    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1998
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            CORPORATE EXPRESS, INC.
                                (Name of Issuer)

                            CORPORATE EXPRESS, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  219888-10-4
                     (CUSIP Number of Class of Securities)

                            RICHARD L. MILLETT, JR.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            CORPORATE EXPRESS, INC.
                              1 ENVIRONMENTAL WAY
                           BROOMFIELD, COLORADO 80021
                                 (303) 664-2000
            (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                   Copies To:

                             JUSTIN P. KLEIN, ESQ.
                            GERALD J. GUARCINI, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103

                                February 6, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

=======================================================================================================
                 TRANSACTION                                          AMOUNT OF
                  VALUATION*                                          FILING FEE
-------------------------------------------------------------------------------------------------------
                 $402,500,000                                          $80,500
=======================================================================================================

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 35,000,000 shares of Common Stock at the maximum tender offer price per share of $11.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     N/A   Filing Party:   N/A
Form or Registration No.:   N/A   Date Filed:     N/A

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

ITEM 1. SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is Corporate Express, Inc., a Colorado corporation (the "Company"), and the address of its principal executive office is 1 Environmental Way, Broomfield, Colorado 80021.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 35,000,000 shares (or the maximum of any lesser number of shares in excess of 15,000,000 shares as are validly tendered and not withdrawn) of its Common Stock, par value $.0002 per share (such shares, together with the associated purchase rights issued pursuant to the Rights Agreement dated as of January 29, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $11.50 nor less than $10.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule 13E-4. The Offer is conditioned upon, among other things, a minimum of 15,000,000 Shares being validly tendered and not withdrawn at prices not greater than $11.50 nor less than $10.00 per Share. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that none of its directors or executive officers intend to tender any Shares pursuant to the Offer. As of January 30, 1998, the Company had issued and outstanding 142,676,852 Shares. The information set forth in "Introduction," "The
Offer -- Section 1. Number of Shares; Proration" and "The Offer -- Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and the "The
Offer -- Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Offer -- Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction," "The Offer -- Section
2. Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 8. Source and Amount of Funds," "The Offer -- Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The
Offer -- Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer -- Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "The Offer -- Section 2. Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 8. Source and Amount of Funds" and "The Offer -- Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer -- Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "The Offer -- Section 9. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference and the information set forth on (i) pages 19 through 49 of the Company's Annual Report on Form 10-K/A for the fiscal year ended March 1, 1997, filed as Exhibit (g)(1) hereto, and (ii) pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 29, 1997, filed as Exhibit (g)(2), in each case, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "The Offer -- Section 12. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer -- Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Form of Offer to Purchase dated February 6, 1998.

        (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

        (3) Form of Notice of Guaranteed Delivery.

        (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (6) Form of Press Release issued by the Company dated February 5, 1998.

        (7) Form of Summary Advertisement dated February 6, 1998.

        (8) Form of Letter to Shareholders of the Company dated February 6, 1998, from Gary M. Jacobs, Executive Vice President and Secretary of the Company.

        (9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g) (1) Pages 19 through 49 of the Company's Annual Report on Form 10-K/A for the fiscal year ended March 1, 1997.

        (2) Pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 29, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                            CORPORATE EXPRESS, INC.

                                            By: /s/ RICHARD L. MILLETT, JR.

                                              ----------------------------------
                                            Name: Richard L. Millett, Jr.
                                            Title: Vice President and General
                                            Counsel
Dated: February 6, 1998

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                   DESCRIPTION
  -------                                 -----------
    (a)        (1)  -- Form of Offer to Purchase dated February 6, 1998.
               (2)  -- Form of Letter of Transmittal (including Certification of
                       Taxpayer Identification Number on Substitute Form W-9).
               (3)  -- Form of Notice of Guaranteed Delivery.
               (4)  -- Form of Letter to Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees.
               (5)  -- Form of Letter to Clients for Use by Brokers, Dealers,
                       Commercial Banks, Trust Companies and Other Nominees.
               (6)  -- Form of Press Release issued by the Company dated
                       February 5, 1998.
               (7)  -- Form of Summary Advertisement dated February 6, 1998.
               (8)  -- Form of Letter to Shareholders of the Company dated
                       February 6, 1998, from Gary M. Jacobs, Executive Vice
                       President and Secretary of the Company.
               (9)  -- Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9.
    (b)        Not applicable.
    (c)        Not applicable.
    (d)        Not applicable.
    (e)        Not applicable.
    (f)        Not applicable.
    (g)        (1)  -- Pages 19 through 49 of the Company's Annual Report on
                       Form 10-K/A for the fiscal year ended March 1, 1997.
               (2)  -- Pages 2 through 11 of the Company's Quarterly Report on
                       Form 10-Q for the fiscal quarter ended November 29, 1997.